EXHIBIT 99.1

Student Transportation Inc. Reports Fourth Quarter &  Fiscal Year 2017 Results

Revenues, Margin, Earnings Up Year Over Year: Favorable Trends Set for Fiscal 2018

BARRIE, Ontario, Sept. 20, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or "the Company") today announced financial results for the fourth quarter and fiscal year ended June 30, 2017. All financial results are reported in U.S. dollars except as otherwise noted.

“We were very pleased with our continued steady performance in fiscal 2017,” said Denis J. Gallagher, STI Chairman and CEO. “We grew our top line revenues by just over six percent and expanded our Adjusted EBITDA* and margin, despite significant challenges this past year created by driver shortages and severe weather conditions. Investments we have been making in our people, along with developing creative approaches and applying new technologies helped offset these headwinds by lowering costs and increasing efficiencies. Revenue for fiscal 2017 increased to $637.3 million from $600.2 million compared to the prior year and was in line with our stated full year estimates. Our Adjusted EBITDA* was $125.6 million compared to $117.1 million for fiscal 2016 increasing our margin to 19.7 percent in fiscal 2017. Adjusted for the non-cash write-down on the previously announced sale of the Company’s portfolio in oil and gas assets net income was $0.08 per share for the year. Reported net income for the full fiscal year was $6.5 million or $0.07 per share, up from $6.0 million or $0.06 per share reported for last year after a higher than usual stated tax effect.”

Revenue for the fourth quarter of fiscal 2017 was $172.8 million with Adjusted EBITDA of $39.2 million. Net income for the fourth quarter was $4.3 million or $0.05 per share in line with expectations.

“Driver retention and recruitment was our number one issue this past year,” said Gallagher. “We will continue the focus on our family culture and initiatives to enhance employee retention and recruiting which helped mitigate driver shortages across the majority of our operations this year, but some areas were impacted. Our fleet management team along with deployment of new technologies helped us address shortages as we delivered more students with fewer vehicles. This past year we were able to remove over 300 vehicles from the fleet which is a tremendous accomplishment that will improve our efficiency and lower replacement cost for fiscal 2018. We started this new fiscal 2018 school year better prepared than last year with drivers returning and full staffing in place in practically all locations and several new location start ups which have gone very well.”

Gallagher said severe weather across North America also created operational issues and lost revenue days for STI in fiscal 2017, hitting a few markets harder than others. “Floods, tornados, snow and ice storms across the U.S. and Canada resulted in some lost revenue when several state and local governments for the first time chose not to have students make up certain days. This was an unprecedented situation for our industry and resulted in added costs for wages, fuel and snow removal that were not historically recovered,” he said.

“On the positive side, fuel costs remained low and had a positive impact on our business in fiscal 2017 and we experienced steady growth across all our lines of business last year,” Gallagher continued. “In our core contracted yellow school bus markets, our regional and local teams continue to execute our organic growth strategy, planting flags in new markets and building regional density. We serviced customers in nine new markets in fiscal 2017 and won key new contracts for the current school year. Among those is a new 10-year agreement with our existing customer in Duval County, Florida, which doubles the size of our fleet and makes them our new largest customer. We were well prepared for the recent hurricane and had no issues with securing our assets and everyone is safe and back to school. Just after the close of the fiscal year, we further strengthened our focus and appointed our COO Patrick Vaughan as President of the School Transportation Group. In this first quarter we announced the closing of an acquisition of a new company in Annapolis, Maryland with over 100 vehicles and $8.5 million in new revenues with long term contracts which is a great family business.

“Our asset-light Managed Services Group (MSG) also posted strong growth this past year and continued to leverage our core competencies of safety, culture, technology and fleet services for a wide variety of customers. MSG contributed some $12 million of revenue in fiscal 2017, their second full year of operations up from $3 million last year. MSG’s management, consulting, safety, training and routing experts don’t just diagnose problems, they develop real solutions. SafeStop also expanded its reach in 2017 with new contracts and partnerships inside and outside of the school transportation industry. The number of SafeStop users doubled for the third year in a row to well over 22,000 and we expect that will rise very quickly as SafeStop has proven to be the best in class product. We’ve only just begun to realize the opportunities available to our Managed Services Group, where we’re predicting top-line growth of 25 percent next year,” Gallagher added.

The Company recently announced that the Board of Directors, which reviews and approves the dividend on a quarterly basis in advance, has approved the monthly cash dividend of $0.03667 per common share through the end of the second quarter of fiscal 2018. That marks the 156th consecutive monthly dividend announced since the Company became public in 2004. The dividend, paid in U.S. dollars, is Canadian Dividend Tax Qualified and is a Qualified Dividend in the U.S.

Reconciliation of Net Income and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	6/30/17	6/30/16	6/30/17	6/30/16

Net income	$4,263	$6,278	$6,460	$6,037

Add back:
Income tax expense	3,406	3,011	4,666	2,838
Foreign currency loss (gain)	121	(140)	30	1,147
Other expense (income) , net	18	(797)	(946)	(1,127)
Non-cash (gain) loss on US$ 6.25% Convertible
Debentures conversion feature	-	(109)	(190)	177
Equity in net loss of unconsolidated investment	-	-	-	11
Non-cash stock compensation	-	-	5,802	3,967
Interest expense	4,145	3,692	17,745	14,513
Impairment of oil and gas assets	-	438	224	1,638
Amortization expense	782	793	3,142	3,153
Depreciation and depletion expense	14,092	14,281	47,256	48,008
Operating lease expense	12,412	11,183	41,414	36,774
Adjusted EBITDA *	$39,239	$38,630	$125,603	$117,136

Results of Operations

(Amounts in 000's)	Three Months Ended		Twelve Months Ended
	June 30		June 30
	2017	2016	2017	2016

Revenues	$172,778	$166,190	$637,317	$600,194

Costs and expenses
Cost of operations	128,443	122,971	485,091	457,743
General and administrative	17,508	15,772	68,037	61,897
Non-cash stock compensation	-	-	5,802	3,967
Acquisition expense	-	-	-	192
Depreciation and depletion expense	14,092	14,281	47,256	48,008
Amortization expense	782	793	3,142	3,153
Impairment of oil and gas assets	-	438	224	1,638
Total operating expenses	160,825	154,255	609,552	576,598

Income from operations	11,953	11,935	27,765	23,596
Interest expense	4,145	3,692	17,745	14,513
Foreign currency loss (gain)	121	(140)	30	1,147
Non-cash (gain) loss on US$ 6.25% Convertible
Debentures conversion feature	-	(109)	(190)	177
Other expense (income), net	18	(797)	(946)	(1,127)
Income before income taxes and equity in net loss
of unconsolidated investment	7,669	9,289	11,126	8,886
Equity in net loss of unconsolidated investment	-	-	-	(11)
Income tax expense	3,406	3,011	4,666	2,838

Net income	$4,263	$6,278	$6,460	$6,037
Basic and diluted net income per common share	$0.05	$0.07	$0.07	$0.06

Conference Call
Student Transportation Inc. will hold a conference call and live audio webcast on Thursday, September 21, 2017 at 11:00 am (ET) to discuss its results for the fiscal year 2017 ended June 30, 2017. Denis Gallagher, Chairman and Chief Executive Officer, will host the call which will include several members of the senior management team. Following management's presentation, there will be a brief question and answer session for analysts. The call can be accessed in the United States by dialing 1-877-561-2750 and International callers can access it by dialing 1-763-416-8565.

To listen to a simultaneous webcast of the call, please go to the Company's website at least 15 minutes early to download and install any necessary audio software. If you are unable to listen live, the conference call webcast will be archived on the Company's website for 30 days. STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com and at the Company's website at www.rideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and fleet services. STI operates more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures
Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements
This press release includes certain statements that fall within the definition of "forward-looking statements" under applicable laws, including the Private Securities Litigation Reform Act of 1995. These statements include expectations of management regarding the Company's future revenue, growth, results of operations, performance and business prospects and opportunities, as well as various statements under "Outlook" section above. Any such statements are subject to risks and uncertainties, including overall economic and market conditions, federal, state and local government funding, competitors' and customers' actions, and weather conditions, which could cause actual results to differ materially from those anticipated, including those risks identified in the Company's filings with the Canadian Securities Administrators and the Securities and Exchange Commission. Accordingly, such statements should be considered in light of these risks. Any prediction by the Company is only a statement of management's belief at the time the prediction is made. There can be no assurance that any prediction once made will continue thereafter to reflect management's belief, and the Company does not undertake to update publicly its predictions or to make voluntary additional disclosures of nonpublic information, whether as a result of new information, future events or otherwise.

Investor Contacts:
Patrick J. Walker
Executive Vice President & Chief Financial Officer
Student Transportation Inc.

Doug Coupe
Director of Communications & Investor Relations
843-884-2720
dcoupe@ridesta.com